PHOTOMEDEX, INC.

147 Keystone Drive

Montgomeryville, PA 18936

February 11, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention:	Mary Beth Breslin Senior Attorney

Re:	PhotoMedex, Inc. Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-164089)

Dear Ms. Breslin:

Reference is made to our letter, filed as correspondence via EDGAR on February 10, 2010, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, February 11, 2010, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Sincerely yours, PHOTOMEDEX, INC.

By:	/S/ DENNIS M. MCGRATH
Dennis M. McGrath President and Chief Executive Officer

cc:	Allicia Lam (Securities and Exchange Commission) Brian C. Miner (Morgan, Lewis & Bockius LLP) Angela M. Jones (Morgan, Lewis & Bockius LLP)

February 11, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mary Beth Breslin, Senior Attorney

Re:	PhotoMedex, Inc. Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-164089)

Dear Ms. Breslin:

Reference is made to our letter, filed as correspondence via EDGAR on February 10, 2010, in which we, as representative of the several underwriters of PhotoMedex, Inc.’s proposed public offering of common stock, joined PhotoMedex, Inc.’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, February 11, 2010, at 4:30 p.m. Eastern Time. PhotoMedex, Inc. is no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours, RODMAN & RENSHAW, LLC As representative of the several underwriters

By:	/s/ John Borer
John Borer Sr. Managing Director and Head of Investment Banking

cc:	Allicia Lam (Securities and Exchange Commission) Brian C. Miner (Morgan, Lewis & Bockius LLP) Angela M. Jones (Morgan, Lewis & Bockius LLP) Carmelo Gordian (Andrews Kurth LLP)